

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 9, 2009

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Dr., Suite E
Baltimore, MD 21227

RE: View Systems, Inc.
Form 10-K for the year ended December 31, 2008, as amended
Filed March 31, 2009
File No. 000-30178

Dear Mr. Than:

We have reviewed your 10-K/A filed June 29, 2009 and your response letter, and we have the following additional comments. In our comments, we ask you to amend your Form 10-K for the fiscal year-ended December 31, 2008 and your Form 10-Q for the quarter-ended March 31, 2009. However, prior to filing an amendment, we ask that you present your proposed, revised disclosures in a response letter**.** If the comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Cover Page

1. We note your response to comment one in our letter dated June 9, 2009. However, it still appears that the disclosed number of shares outstanding on your cover page and in the beneficial ownership table on page 50 is not based on the number of shares outstanding as of the most recent practicable date. In this regard, Form 10-K's cover page instructions and Item 403 of Regulation S-K require that you use the number of shares outstanding "as of the most recent practicable date." However, we note that the cover page of your Form 10-K/A filed June 29, 2009 discloses the number of shares outstanding as 17,175,222, while your Form 10-Q filed May 15, 2009 discloses the number of shares outstanding as 30,711,222. We also note that the Schedule 13-D/A filed by

Gunther Than on June 26, 2009 calculates his share ownership based on 17,722,000 shares outstanding. Please amend your 10-K so that the cover page and beneficial ownership table are based on the number of outstanding shares as of the most recent practicable date. In your response letter, please show us how you arrived at this number.

Item 7. Management's Discussion and Analysis…, page 17

2. We note that your response to comment three in our letter dated June 9, 2009 references the disclosure in your Form 10-Q for the period ended March 31, 2009 pertaining to Visisys Holding, Plc. In your response letter, please clarify how Visisys Holding, Plc. is related to Technology Corps, Inc., the entity referenced in your press release dated January 21, 2009. Also, please amend your Form 10-Q to provide more detail about the material terms of your Memorandum of Understanding with Visisys Holding Plc., including more information related to the exchange of shares arrangement.

3. We note that your response to comment three in our letter dated June 9, 2009 references the disclosure in your Form 10-Q for the period ended March 31, 2009 pertaining to HC Professional, LLC. In the first paragraph on page 11 of your Form 10-Q, you state that "there are five contracts on the table and we are diligently moving to assemble teams to begin work in the near future." Please amend your Form 10-Q to provide additional detail regarding the material terms of these five contracts. For example,

    - Who channeled you to the new prime contractor?
    - Who is the new prime contractor?
    - Are these five new contracts signed agreements?
    - What is the basis for claiming that you will have a "substantial revenue stream for a significant number of years?"

    Also, provide us on a supplemental basis with copies of these contracts. We may have further comment upon review.

Liquidity and Capital Resources, page 20

4. We note your revised disclosure and response to comment four in our letter dated June 9, 2009. Please revise your liquidity discussion to also use the statement of cash flows in analyzing the company's liquidity, and to present a balanced discussion dealing with cash flows from investing and financing activities as well as from operations. In this regard, when reporting that you received "cash from revenues of $1,148,314," you should also disclose the company's net cash provided or used in operating activities for the reporting period. For more information, refer to the Commission Guidance Regarding Management's

Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), Part III.C of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), available on our website at http://www.sec.gov/rules/interp/33-6835.htm, and the Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Item 8. Financial Statements and Supplementary Data, page 26

5.   We note that Davis, Sita & Company is listed as your independent registered public accounting firm and issued its auditors' report on March 25, 2009. However, you also disclose on page 16 of your Form 10-Q for the quarter-ended March 31, 2009 that Ralph Sita was issued 1,185,500 shares of common stock on February 2, 2009 and 500,000 shares of common stock on March 19, 2009. We also note that Ralph Sita is listed as an associated accountant with Davis, Sita & Company, as disclosed in the accounting firm's Form 1 application for registration filed with the PCAOB. Based on this information, it appears that Davis, Sita & Company may not be qualified to be your independent registered public accounting firm because it lacks auditor independence. In your response letter, please provide your analysis as to how Davis, Sita & Company qualified as your independent registered public accounting firm in light of the auditor independence requirements set forth in Article 2 of Regulation S-X.

Item 11. Executive Compensation, page 48

Summary Compensation Table, page 49

6.   We note your revisions in response to comment six in our letter dated June 9, 2009. Please revise your Summary Compensation Table to comply with the tabular format specified in Item 402(n) of Regulation S-K.

* * * *

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy

Celeste M. Murphy
Legal Branch Chief

cc: <u>By facsimile to (786) 787-0456</u>
      Russell C. Weigel III, Esq.